FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2010 & 2009

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2010 & 2009

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

FS-16 CONSLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED ON DECEMBER 31, 2010 and 2009

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

__

MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2010 & 2009

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	157,754,332	100	178,396,801	100

s02	CURRENT ASSETS	37,004,589	23	51,782,251	29
s03	CASH AND SHORT-TERM INVESTMENTS	7,493,465	5	14,379,768	8
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,368,112	10	15,612,825	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,280,421	1	4,812,731	3
s06	INVENTORIES	1,783,579	1	1,448,102	1
s07	OTHER CURRENT ASSETS	10,079,012	6	15,528,825	9
s08	LONG - TERM	1,392,042	1	1,775,380	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,268,275	1	1,650,890	1
s11	OTHER INVESTMENTS	123,767	0	124,490	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	99,421,332	63	106,047,642	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	410,205,148	260	402,629,777	226
s15	OTHER EQUIPMENT	1,992,335	1	1,742,893	1
s16	ACCUMULATED DEPRECIATION	313,020,620	198	298,734,102	167
s17	CONSTRUCTIONS IN PROGRESS	244,469	0	409,074	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,594,169	2	2,360,671	1
s19	OTHER ASSETS	17,342,200	11	16,430,857	9

s20	TOTAL LIABILITIES	113,530,400	100	140,076,028	100

s21	CURRENT LIABILITIES	32,689,187	29	37,330,307	27
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	1,272,982	1	7,363,129	5
s24	STOCK MARKET LOANS	4,500,000	4	12,405,765	9
s103	OTHER LOANS WITH COST	6,178,550	5	0	0
s25	TAXES PAYABLE	2,443,268	2	2,211,626	2
s26	OTHER CURRENT LIABILITIES	18,294,387	16	15,349,787	11
s27	LONG - TERM LIABILITIES	62,569,413	55	83,105,454	59
s28	BANK LOANS	20,624,954	18	35,750,038	26
s29	STOCK MARKET LOANS	41,944,459	37	47,355,416	34
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	622,351	1	466,696	0
s32	OTHER NON CURRENT LIABILITIES	17,649,449	16	19,173,571	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	44,223,932	100	38,320,773	100

s34	NON-CONTROLLING INTEREST	309,323	1	41,480	0
s35	CONTROLLING INTEREST	43,914,609	99	38,279,293	100
s36	CONTRIBUTED CAPITAL	9,008,985	20	9,020,300	24
s79	CAPITAL STOCK (NOMINAL)	9,008,985	20	9,020,300	24
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	34,905,624	79	29,258,993	76
s42	RETAINED EARNINGS AND CAPITAL RESERVE	34,519,515	78	28,375,768	74
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	386,109	1	883,225	2
s80	SHARES REPURCHASED	0	0	0	0

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
S		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	7,493,465	100	14,379,768	100
s46	CASH	817,630	11	1,010,973	7
s47	AVAILABLE INVESTMENTS	6,675,835	89	13,368,795	93

s07	OTHER CURRENT ASSETS	10,079,012	100	15,528,825	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	6,957,018	69	12,225,550	79
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,121,994	31	3,303,275	21

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,594,169	100	2,360,671	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,183,363	46	1,442,330	61
s49	GOODWILL	103,289	4	0	0
s51	OTHERS	1,307,517	50	918,341	39

s19	OTHER ASSETS	17,342,200	100	16,430,857	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	17,342,200	100	16,430,857	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0

s21	CURRENT LIABILITIES	32,689,187	100	37,330,307	100
s52	FOREIGN CURRENCY LIABILITIES	10,124,601	31	18,294,695	49
s53	MEXICAN PESOS LIABILITIES	22,564,586	69	19,035,612	51

s26	OTHER CURRENT LIABITIES	18,294,387	100	15,349,787	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	1,561,294	9	848,910	6
s89	INTEREST LIABILITIES	625,986	3	936,516	6
s68	PROVISIONS				0
s90	DISCONTINUED OPERATIONS				0
s58	OTHER CURRENT LIABILITIES	10,652,668	58	8,244,814	54
s105	BENEFITS FOR EMPLOYEES	5,454,439	30	5,319,547	35

s27	LONG-TERM LIABILITIES	62,569,413	100	83,105,454	100
s59	FOREIGN CURRENCY LIABILITIES	36,669,413	59	52,705,454	63
s60	MEXICAN PESOS LIABILITIES	25,900,000	41	30,400,000	37

s31	DEFERRED LIABILITIES	622,351	100	466,696	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	622,351	100	466,696	100

s32	OTHER NON CURRENT LIABILITIES	17,649,449	100	19,173,571	100
s66	DEFERRED TAXES	14,132,763	80	15,060,058	79
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	3,516,686	20	4,113,513	21
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,008,985	100	9,020,300	100
s37	CAPITAL STOCK (NOMINAL)	78,398	1	78,545	1
s38	RESTATEMENT OF CAPITAL STOCK	8,930,587	99	8,941,755	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	34,519,515	100	28,375,768	100
s93	LEGAL RESERVE	1,880,513	5	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	17,254,840	50	6,026,566	21
s45	NET INCOME FOR THE YEAR	15,384,162	45	20,468,689	72

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	386,109	100	883,225	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	242,918	63	187,552	21
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	326,761	85	1,155,361	131
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(183,570)	(48)	(459,688)	(52)
s100	OTHERS	0	0	0	0

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
S		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	4,315,402	14,451,944
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	83	84
s75	EMPLOYEES (*)	9,260	9,269
s76	WORKERS (*)	42,719	43,593
s77	OUTSTANDING SHARES (*)	18,158,000,000	18,191,892,260
s78	REPURCHASE OF OWN SHARER(*)	33,892,260	363,161,100
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0

(*) DATA IN UNITS

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	113,563,365	100	119,100,212	100
r02	COST OF SALES AND SERVICES	62,214,213	55	63,126,884	53
r03	GROSS INCOME	51,349,152	45	55,973,328	47
r04	OPERATING EXPENSES	22,931,931	20	21,609,269	18
r05	OPERATING INCOME	28,417,221	25	34,364,059	29
r08	OTHER EXPENSES AND INCOMES (NET)	(78,337)	(0)	(1,349,680)	(1)
r06	COMPREHENSIVE FINANCING COST	(4,755,396)	(4)	(4,314,554)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	195,910	0	254,680	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	23,779,398	21	28,954,505	24
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,407,940	7	8,485,522	7
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	15,371,458	14	20,468,983	17
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	15,371,458	14	20,468,983	17
r19	NET INCOME OF NON-CONTROLLING INTEREST	(12,704)	0	294	0
r20	NET INCOME OF CONTROLLING INTEREST	15,384,162	14	20,468,689	17

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
R		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	113,563,365	100	119,100,212	100
r21	DOMESTIC	110,286,651	97	114,413,138	96
r22	FOREIGN	3,276,714	3	4,687,074	4
r23	TRANSLATION INTO DOLLARS (***)	259,120	0	346,021	0

r08	OTHER EXPENSES AND INCOMES (NET)	(78,337)	100	(1,349,680)	100
r49	OTHER EXPENSES AND INCOMES (NET)	1,401,365	(1,789)	260,126	(19)
r34	EMPLOYEE PROFIT SHARING	1,998,105	(2,551)	2,217,482	(164)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(518,403)	662	(607,676)	45

r06	COMPREHENSIVE FINANCING COST	(4,755,396)	100	(4,314,554)	100
r24	INTEREST EXPENSE	5,733,627	(121)	6,122,328	(142)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	583,761	(12)	711,243	(16)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	394,470	(8)	1,096,531	(25)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,407,940	100	8,485,522	100
r32	INCOME TAX	9,269,487	110	9,560,860	113
r33	DEFERRED INCOME TAX	(861,547)	(10)	(1,075,338)	(13)

(***) THOUSAND DOLLARS AT THE PREVALING EXCHANGE RATE AT THE END OF THE RE´PORTING PERIOD.

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
R		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	113,563,365	119,100,212
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	113,563,365	119,100,212
r39	OPERATING INCOME (**)	28,417,221	34,364,059
r40	NET INCOME OF CONTROLLING INTEREST (**)	15,384,162	20,468,689
r41	NET INCOME (**)	15,371,458	20,468,983
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	16,942,580	17,152,939

(**) INFORMATION OF THE LAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2010 & 2009 -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,958,237	100	29,746,853	100
rt02	COST OF SALES AND SERVICES	15,322,294	55	16,462,795	55
rt03	GROSS INCOME	12,635,943	45	13,284,058	45
rt04	OPERATING EXPENSES	5,958,269	21	5,508,554	19
rt05	OPERATING INCOME	6,677,674	24	7,775,504	26
rt08	OTHER EXPENSES AND INCOMES (NET)	120,602	0	(136,858)	(0)
rt06	COMPREHENSIVE FINANCING COST	(846,042)	(3)	(1,221,101)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	46,562	0	91,718	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,998,796	21	6,509,263	22
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,603,142	9	1,515,659	5
rt11	NET INCOME AFTER INCOME TAX AND EMPLOYEE PROFIT SHARING	3,395,654	12	4,993,604	17
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	3,395,654	12	4,993,604	17
rt19	NET INCOME OF NON-CONTROLLING INTEREST	7,148	0	(655)	(0)
rt20	NET INCOME OF CONTROLLING INTEREST	3,388,506	12	4,994,259	17

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
RT		FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	27,958,237	100	29,746,853	100
rt21	DOMESTIC	27,115,303	97	28,265,238	95
rt22	FOREIGN	842,934	3	1,481,615	5
rt23	TRANSLATION INTO DOLLARS (***)	67,866	0	113,796	0

rt08	OTHER REVENUES AND (EXPENSES), NET	120,602	100	(136,858)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	506,045	420	71,203	(52)
rt34	EMPLOYEE PROFIT SHARING	395,257	328	463,264	(338)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(9,814)	(8)	(255,203)	186

rt06	COMPREHENSIVE FINANCING COST	(846,042)	100	(1,221,101)	100
rt24	INTEREST EXPENSE	1,012,452	(120)	1,425,901	(117)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	179,921	(21)	149,403	(12)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(13,511)	2	55,397	(5)
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,603,142	100	1,515,659	100
rt32	INCOME TAX	2,782,561	107	1,885,766	124
rt33	DEFERRED INCOME TAX	(179,419)	(7)	(370,107)	(24)

(***) THOUSAND DOLLARS AT THE PREVALING EXCHANGE RATE AT THE END OF THE RE´PORTING PERIOD.

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
RT		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,229,002	4,286,016

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
D		FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$0.85		$1.11
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$0.85		$1.11
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.42		$2.10
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.48		$0.83
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	4.14	times	5.22	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	11.78	times	9.87	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) INFORMATION OF THE LAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS
P		FINANCIAL YEAR		FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	13.54%		17.19%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	34.76%		53.41%
p03	NET INCOME TO TOTAL ASSETS ( **)	9.74%		11.46%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	42.68		74.80
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.72	times	0.67	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.17	times	1.14	times
p08	INVENTORIES ROTATION (**)	35.33	times	43.59	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	41	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.69%		5.95%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	71.97%		78.54%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.57	times	3.66	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	41.22%		50.64%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	62.93%		79.68%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	4.96	times	5.61	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	1.00	times	0.85	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	1.39	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	times	1.35	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.33	times	0.36	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.92%		38.38%

(**) INFORMATION OF THE LAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	23,779,398	28,954,505
e02	+(-) ITEMS NOT REQUIRING CASH	7,028,200	6,716,527
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,006,002	17,696,088
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,086,718	4,889,657
e05	CASH FLOWS BEFORE INCOME TAX	52,900,318	58,256,777
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(13,423,922)	(18,021,609)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	39,476,396	40,235,168
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(8,766,862)	(9,759,128)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	30,709,534	30,476,040

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(37,595,837)	(22,232,835)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,886,303)	8,243,205
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	14,379,768	6,136,563
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	7,493,465	14,379,768

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF	CONCEPTS	QUARTER OF PRESENT	QUARTER OF PREVIOUS
E		FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	7,028,200	6,716,527
e15	+ESTIMATES FOR THE PERIOD	9,462	69,669
e16	+PROVISIONS FOR THE PERIOD	7,018,738	6,646,858
e17	+(-) OTHER UNREALIZED ITEMS	0	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,006,002	17,696,088
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,523,330	17,950,768
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(195,910)	(254,680)
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	(321,418)	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	5,086,718	4,889,657
e25	+ACCRUED INTERESTS	5,733,627	6,122,328
e26	+(-) OTHER ITEMS	(646,909)	(1,232,671)

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(13,423,922)	(18,021,609)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	820,670	335,214
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(335,477)	370,658
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	467,424	(6,190,987)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	580,475	(1,391,737)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(8,040,139)	(944,122)
e32	+(-) INCOME TAXES PAID OR RETURNED	(6,916,875)	(10,200,635)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(8,766,862)	(9,759,128)
e33	- PERMANENT INVESTMENT IN SHARES	384,206	(116,640)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(9,270,448)	(9,657,071)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(6,620)	(14,168)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	126,000	28,751
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(37,595,837)	(22,232,835)
e45	+ BANK FINANCING	46,000	573,835
e46	+ STOCK MARKET FINANCING	1,500,000	23,115,400
e47	+ OTHER FINANCING	8,589,980	0
e48	(-) BANK FINANCING AMORTIZATION	(19,459,153)	(19,152,238)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(13,794,140)	(5,400,000)
e50	(-) OTHER FINANCING AMORTIZATION	(2,474,400)	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(8,736,965)	(15,093,082)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(3,754,187)	(4,200,480)
e56	(-) REPURCHASE OF SHARES	(339,822)	(4,095,320)
e57	+(-) OTHER ITEMS	826,850	2,019,050

(*) IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHOULD BE EXPLAINED IN NOTES

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2010 and 2009

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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Accumulated other
					comprehensive		Total
		Retained earnings			income	Controlling	stockholders’
	Capital stock	Legal reserve	Unappropriated	Total	items	interest	equity
Balance at December 31, 2008	P. 9,138,632	P. 1,880,513	P. 25,494,143	P. 27,374,656	P. 2,816,625	P. 39,329,913	P. 39,371,099
Appropriation of earnings approved at regular stockholders’ meetings:
Cash dividends declared			(15,447,559)	(15,447,559)		(15,447,559)	(15,447,559)
Cash purchase of Company's own shares	(118,332)		(3,976,988)	(3,976,988)		(4,095,320)	(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control			(43,030)	(43,030)		(43,030)	(43,030)
Comprehensive income:
Net income for the year			20,468,689	20,468,689		20,468,689	20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					(1,866,847)	(1,866,847)	(1,866,847)
Effect of translation of foreign entities,
net of deferred taxes					(66,553)	(66,553)	(66,553)
Comprehensive income
Balance at December 31, 2009	9,020,300	1,880,513	26,495,255	28,375,768	883,225	38,279,293	38,320,773

Appropriation of earnings approved at regular stockholders’ meetings:
Cash dividends declared			(8,911,908)	(8,911,908)		(8,911,908)	(8,911,908)
Cash purchase of Company's own shares	(11,315)		(328,507)	(328,507)		(339,822)	(339,822)
Noncontrolling interest arising on a business combination							280,547
Comprehensive income:
Net income for the year			15,384,162	15,384,162		15,384,162	15,371,458
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					(536,933)	(536,933)	(536,933)
Effect of translation of foreign entities,
net of deferred taxes					39,817	39,817	39,817
Comprehensive income
Balance at December 31, 2010 (Note 14)	P. 9,008,985	P. 1,880,513	P. 32,639,002	P. 34,519,515	P. 386,109	P. 43,914,609	P. 44,223,932

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

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Highlights

4th Quarter 2010

· 20 years of technological development.- At TELMEX, we are celebrating 20 years as a private-sector company. During this time, we have modernized, upgraded and transformed from a company that only offered telephony services to become the leading telecommunications services company in the country in a highly competitive market. For the past two decades our commitment has been to connect Mexico through the best technological platform, offering our customers the best services and conditions, and driving technological innovation through information technology and communications.

· As the leading telecommunications company in Mexico, TELMEX will continue to reduce the prices of our services and transfer to our customers the benefits derived from our significant investments, innovation, higher productivity and technological advances.

· Additionally, we continue promoting infinitum high-speed Internet access and, thanks to our customers’ preference, at December 31, 2010, we served 7.4 million broadband accesses in which infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

· At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

· Our Driving Technological Innovation Program has achieved a number of significant milestones:

· Information Technologies: 1,242 IT professionals have been trained at no cost to the participants.

· Education and Digital Culture: At year-end we had 3,500 Bibliotecas and Aulas Digitales TELMEX in operation (TELMEX Digital Libraries and Computer Class Rooms) nationwide, benefiting more than 2 million people.

· Connectivity in the Country: We have more than 3,500 WiFi Móvil en infinitum sites installed.

· Universidad Tecnológica Digital (Digital Technological University).- During 2011 its operations will expand to offer higher-education courses through the Internet.

· During the fourth quarter of 2010, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of 2009. Revenues from local services, long distance and interconnection decreased 7.3%, 8.2% and 8.9%, respectively. For the twelve months, revenues decreased 4.6% compared with 2009.

· From October to December, EBITDA (1) totaled 11.087 billion pesos, producing a margin of 39.7%, because the initiatives to reduce operating costs were not able to offset the decrease in revenues. Operating income totaled 6.678 billion pesos, with a margin of 23.9%.

· Net incom e in the fourth quarter totaled 3.389 billion pesos. In the quarter, earnings per share were 19 Mexican cents, 29.6% lower than the same period of last year, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the fourth quarter of 2009.

· At year-end, 2010, total debt was the equivalent of 6.031 billion dollars. Total net debt (3) was equivalent to 5.425 billion dollars, 1.352 billion dollars less than December 31, 2009.

· Capital expenditures (Capex) were the equivalent of 323.7 million dollars i n the fourth quarter. Of this investment, 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, Capex totaled 839.6 million dollars.

· During the fourth quarter, the company used 328.779 million pesos to repurchase 32.885 million shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the conciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines and local traffic

At year-end 2010, we had 15.6 million lines, 291,000 fewer compared with December 2009. Of these, 13.8 million lines are in 198 LSA (Local Service Areas) where competitors are present. The remaining 1.8 million lines are in 199 LSA (Local Service Areas) in communities where competitors are not present and which cover more than 900 thousand square kilometers, or 46% of the national territory. These lines generate revenues mainly from long distance and call termination. Extending service across the large expanse of our country requires significant investments for network growth and modernization and ongoing maintenance and operating expenses.

During the fourth quarter, local calls decreased 6.5% compared with the same period of 2009, totaling 4.675 billion local calls. The decline reflected the lower number of billed lines due to the growth in cellular telephony services and competition from other operators, as well as the customers’ changing consumption profile.

Long distance

From October to December, domestic long distance (DLD) traffic decreased 7.6% compared with the same quarter of 2009, totaling 4.446 billion minutes, mainly due to the decrease in termination traffic with cellular telephony operators and other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 20.0% compared with the fourth quarter of 2009, totaling 368.9 million minutes. Among factors contributing to this increase were the inclusion of this service in the infinitum packages and the increase of termination traffic from cellular operators. Incoming international long distance traffic increased 14.5% compared with the fourth quarter of 2009, totaling 2.015 billion minutes. The incoming-outgoing ratio was 5.5 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.554 billion minutes, 1.2% lower than the same quarter of 2009, due to the 1.3% decrease in interconnection traffic with other local and long distance operators and the 1.5% decrease in traffic related to calling party pays services.

Internet access

At TELMEX, we remain committed to offering the best services to our customers and driving the nation’s digital culture through advancing information technology and communications (ITC). We continue promoting infinitum high-speed Internet access. Thanks to our customers’ preference, we served 7.359 million broadband accesses at December 31, 2010. infinitum is appreciated as the best connection for its quality, service, price and consistently high speed.

This growth has been supported by the sales of more than 2.8 million computers since 1999 and by the promotion of our telecommunications service packages, which offer broadband Internet access and several voice services at attractive prices.

Financial Results

The following financial information for 2010 and 2009 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 27.958 billion pesos, a decrease of 6.0% compared with the same period of the previous year. Revenues related to data services decreased 7.4% because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with revenues of the fourth quarter of 2010. Local, long distance and interconnection revenues decreased 7.3%, 8.2% and 8.9%, respectively.

  Local: Local service revenues totaled 10.012 billion pesos in the quarter, a decrease of 7.3% compared with the fourth quarter of 2009, due to decreases of 8.4% in revenue per local billed call and 6.5% in local traffic volume.

  DLD: DLD revenues totaled 2.988 billion pesos, 9.4% lower than the fourth quarter of 2009, due to the 7.6% decrease in traffic and the 2.0% decline in average revenue per minute. The total also was affected by lower revenue per minute in termination traffic with long distance operators and higher penetration of service packages that include domestic long distance service.

  ILD: ILD revenues totaled 1.359 billion pesos in the fourth quarter, a decrease of 5.4% compared with the same quarter of the previous year. Contributing factors included the 32.5% decrease in the average revenue per minute in outgoing traffic and the 20.0% increase in outgoing traffic due to the integration of ILD minutes in packages with infinitum . Incoming international long distance traffic revenues totaled 628 million pesos, an increase of 17.7% compared with the fourth quarter of the previous year, due to the increase of 14.5% in incoming traffic and the increase of 2.8% in average revenue per minute.

  Interconnection: In the quarter, interconnection revenues decreased 8.9% to 3.622 billion pesos compared with the fourth quarter of 2009, due to the 1.5% decline in calling party pays services and the decrease of 7.1% in average revenue of these services.

  Data: Data revenues are comprised mainly of Internet access services, services related to private networks and value-added services for corporate customers. Revenues from data services in the fourth quarter were 8.164 billion pesos, 7.4% lower compared with the same quarter of 2009 because revenues from a significant security and information technologies project were recognized in the fourth quarter of 2009, which affected the comparison with 2010 fourth quarter revenues. This decrease was offset by the increase of 12% in revenues related to our expanding inventory of Internet access services and ongoing marketing of value-added services for the corporate market.

Costs and expenses: In the fourth quarter of 2010, total costs and expenses were 21.280 billion pesos, 3.1% lower than the same period of the previous year, mainly due to lower expenses related to information technology and communications (ITC) projects, lower charges for uncollectables and lower interconnection costs.

  Cost of sales and services: In the fourth quarter, cost of sales and services decreased 8.5% compared with the same period of 2009, totaling 8.502 billion pesos, due to lower costs related to ITC projects, partly offset by higher costs of products and services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the period from October to December 2010, commercial, administrative and general expenses totaled 5.778 billion pesos, 8.5% higher than the same period a year ago, mainly due to higher maintenance expenses.

  Interconnection: Interconnection costs were 2.591 billion pesos, a decrease of 10.1% compared with the fourth quarter of 2009 due to the 8.3% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease of 1.5% in calling party pays traffic.

  Depreciation and amo rtization: In the quarter, depreciation and amortization decreased 1.3% compared with the same quarter of 2009, to 4.409 billion pesos, as a result of lower amounts of investments in recent years.

EBITDA (1) and o perating income : EBITDA (1) totaled 11.087 billion pesos in the fourth quarter of 2010, a decrease of 9.4% compared with the same period of the prior year. The EBITDA margin was 39.7%. Operating income totaled 6.678 billion pesos in the fourth quarter and the operating margin was 23.9%.

Financing cost: In the fourth quarter, financing co st produced a charge of 847 million pesos. This was a result of: i) a net interest charge of 833 million pesos, 34.7% lower than the October-December period of 2009 which included debt reduction and recognition of the market value of interest rate swaps, and ii) a net exchange loss of 14 million pesos due to the fourth-quarter exchange rate appreciation of 0.144 pesos per dollar and the 3.527 billion dollars in dollar-peso hedges in effect at the end of December 2010.

Net income: In the fourth quarter, net income was 3.389 billion pesos, 32.1% lower than the same period of the previous year. Earnings per share were 19 Mexican cents, 29.6% lower than the fourth quarter of 2009, and earnings per ADR (2) were 30 US cents, a decrease of 26.8% compared with the same period of the previous year.

Investments: In the fourth quarter , capital expenditures (Capex) were the equivalent of 323.7 million dollars, of which 65.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks. For the twelve months, investments totaled 839.6 million dollars.

Repurchase of own shares : During the fourth quarter, the company used 328.799 million pesos to repurchase 32.885 million shares.

Debt: Total debt at December 31, 2010, was the equivalent of 6.031 billion dollars, of which 84.0% is long-term, 50.1% has fixed rates considering interest rate swaps, and 59.1% is in foreign currency, equivalent to 3.567 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2010, we had dollar-peso hedges for 3.527 billion dollars.

During the quarter, we amortized 1.0 billion dollars corresponding to the anticipated payment of tranch B of the syndicated loan which was issued in August 2006 and scheduled to mature in October 2011. TELMEX used 500 million dollars of its own resources and the rest was refinanced.

Total net debt (3) decreased during the last 12 months the equivalent of 1.352 billion dollars, bringing the total to 5.425 billion dollars.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2010 and 2009.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Access, rent and measured service	P.	9,970	P.	10,724	(7.0)	P.	40,727	P.	44,641	(8.8)
LADA interconnection		1,180		1,244	(5.1)		4,749		5,154	(7.9)
Interconnection with operators		339		377	(10.1)		1,491		1,754	(15.0)
Interconnection with cellular operators		2,464		2,683	(8.2)		10,059		11,119	(9.5)
Other		3,357		3,166	6.0		14,801		14,212	4.1
Total		17,310		18,194	(4.9)		71,827		76,880	(6.6)

Costs and expenses
Cost of sales and services		6,191		6,106	1.4		24,298		24,059	1.0
Commercial, administrative and general		4,146		4,651	(10.9)		17,410		17,851	(2.5)
Interconnection		1,602		1,788	(10.4)		6,483		7,306	(11.3)
Depreciation and amortization		2,311		2,412	(4.2)		9,335		9,818	(4.9)
Total		14,250		14,957	(4.7)		57,526		59,034	(2.6)

Operating income	P.	3,060	P.	3,237	(5.5)	P.	14,301	P.	17,846	(19.9)

EBITDA (1)	P.	5,371	P.	5,649	(4.9)	P.	23,636	P.	27,664	(14.6)

EBITDA margin (%)		31.0		31.0	(0.0)		32.9		36.0	(3.1)
Operating margin (%)		17.7		17.8	(0.1)		19.9		23.2	(3.3)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2010		4Q2009	Inc.		12 months 10		12 months 09	Inc.
Revenues
Domestic long distance	P.	3,636	P.	3,824	(4.9)	P.	14,650	P.	16,259	(9.9)
International long distance		1,269		1,397	(9.2)		5,406		6,284	(14.0)
Total		4,905		5,221	(6.1)		20,056		22,543	(11.0)

Costs and expenses
Cost of sales and services		1,161		1,281	(9.4)		4,541		5,189	(12.5)
Commercial, administrative and general		1,230		1,316	(6.5)		5,005		5,515	(9.2)
Interconnection to the local network		1,767		1,833	(3.6)		7,203		7,514	(4.1)
Depreciation and amortization		421		431	(2.3)		1,698		1,788	(5.0)
Total		4,579		4,861	(5.8)		18,447		20,006	(7.8)

Operating income	P.	326	P.	360	(9.4)	P.	1,609	P.	2,537	(36.6)

EBITDA (1)	P.	747	P.	791	(5.6)	P.	3,307	P.	4,325	(23.5)

EBITDA margin (%)		15.2		15.2	(0.0)		16.5		19.2	(2.7)
Operating margin (%)		6.6		6.9	(0.3)		8.0		11.3	(3.3)

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2010 and 2009
with Report of Independent Auditors

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

Contents:

Report of Independent Auditors

Audited Consolidated Financial Statements:

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Stockholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Teléfonos de México, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations, changes in their stockholders’ equity and cash flows for the years then ended, in conformity with Mexican Financial Reporting Standards.

Mancera, S.C. A Member Practice of Ernst & Young Global C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 15, 2011

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2010	2009
Assets
Current assets:
Cash and cash equivalents (Note 2)	P. 7,493,465	P. 14,379,768
Accounts receivable, net (Note 3)	17,648,533	20,425,556
Derivative financial instruments (Note 7)	6,957,018	12,225,550
Inventories for sale, net	1,783,579	1,448,102
Prepaid expenses and others	3,121,994	3,303,275
Total current assets	37,004,589	51,782,251

Plant, property and equipment, net (Note 4)	99,421,332	106,047,642
Licenses and trademarks, net (Note 5)	1,307,517	918,341
Equity investments (Note 6)	1,392,042	1,775,380
Net projected asset (Note 10)	17,342,200	16,430,857
Goodwill (Note 6)	103,289
Deferred charges and prepaid expenses, net	1,183,363	1,442,330
Total assets	P. 157,754,332	P. 178,396,801

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 7)	P. 11,951,532	P. 19,768,894
Accounts payable and accrued liabilities (Note 8)	17,377,010	14,245,612
Taxes payable	2,443,268	2,211,626
Deferred revenues (Note 9)	917,377	1,104,175
Total current liabilities	32,689,187	37,330,307

Long-term debt (Note 7)	62,569,413	83,105,454
Labor obligations (Note 10)	3,516,686	4,113,513
Deferred taxes (Note 15)	14,132,763	15,060,058
Deferred revenues (Note 9)	622,351	466,696
Total liabilities	113,530,400	140,076,028

Stockholders’ equity (Note 14):
Capital stock	9,008,985	9,020,300
Retained earnings:
Prior years	19,135,353	7,907,079
Current year	15,384,162	20,468,689
	34,519,515	28,375,768
Accumulated other comprehensive income items	386,109	883,225
Controlling interest	43,914,609	38,279,293
Noncontrolling interest	309,323	41,480
Total stockholders’ equity	44,223,932	38,320,773
Total liabilities and stockholders’ equity	P. 157,754,332	P. 178,396,801

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. D E C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except for earnings per share, see Note 1 II.b)

	For the year ended December 31
	2010	2009
Operating revenues:
Local service	P. 41,006,772	P. 45,027,811
Long distance service:
Domestic	12,264,837	14,142,688
International	5,646,278	6,662,102
Interconnection service	15,022,721	16,572,941
Data	32,878,968	30,817,715
Other	6,743,789	5,876,955
	113,563,365	119,100,212
Operating costs and expenses:
Cost of sales and services	34,710,580	34,177,782
Commercial, administrative and general expenses	22,351,181	20,811,440
Interconnection	10,561,053	11,796,163
Depreciation and amortization (Notes 4 and 5) (includes P.16,942,580 in 2010 and P.17,152,939 in 2009, not included in cost of sales and services)	17,523,330	17,950,768
	85,146,144	84,736,153
Operating income	28,417,221	34,364,059

Other expenses, net (Note 1 II.s)	78,337	1,349,680

Financing cost:
Interest income	(583,761)	(711,243)
Interest expense	5,733,627	6,122,328
Exchange gain, net	(394,470)	(1,096,531)
	4,755,396	4,314,554

Equity interest in net income of affiliates	195,910	254,680

Income before taxes on profits	23,779,398	28,954,505
Provision for income tax (Note 15)	8,407,940	8,485,522

Net income	P. 15,371,458	P. 20,468,983

Distribution of net income:
Controlling interest	P. 15,384,162	P. 20,468,689
Noncontrolling interest	(12,704)	294
	P. 15,371,458	P. 20,468,983
Weighted average number of shares issued and outstanding (millions)	18,189	18,383

Earnings per share	P. 0.85	P. 1.11

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2010 and 2009

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

Accumulated other
					comprehensive				Total
		Retained earnings			income	Controlling	Noncontrolling	Comprehensive	stockholders’
	Capital stock	Legal reserve	Unappropriated	Total	items	interest	interest	income	equity
Balance at December 31, 2008	P. 9,138,632	P. 1,880,513	P. 25,494,143	P. 27,374,656	P. 2,816,625	P. 39,329,913	P. 41,186		P. 39,371,099
Appropriation of earnings approved at regular stockholders’ meetings:
Cash dividends declared			(15,447,559)	(15,447,559)		(15,447,559)			(15,447,559)
Cash purchase of Company's own shares	(118,332)		(3,976,988)	(3,976,988)		(4,095,320)			(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control			(43,030)	(43,030)		(43,030)			(43,030)
Comprehensive income:
Net income for the year			20,468,689	20,468,689		20,468,689	294	P. 20,468,983	20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					(1,866,847)	(1,866,847)		(1,866,847)	(1,866,847)
Effect of translation of foreign entities,
net of deferred taxes					(66,553)	(66,553)		(66,553)	(66,553)
Comprehensive income								P. 18,535,583
Balance at December 31, 2009	9,020,300	1,880,513	26,495,255	28,375,768	883,225	38,279,293	41,480		38,320,773

Appropriation of earnings approved at regular stockholders’ meetings:
Cash dividends declared			(8,911,908)	(8,911,908)		(8,911,908)			(8,911,908)
Cash purchase of Company's own shares	(11,315)		(328,507)	(328,507)		(339,822)			(339,822)
Noncontrolling interest arising on a business combination							280,547		280,547
Comprehensive income:
Net income for the year			15,384,162	15,384,162		15,384,162	(12,704)	P. 15,371,458	15,371,458
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					(536,933)	(536,933)		(536,933)	(536,933)
Effect of translation of foreign entities,
net of deferred taxes					39,817	39,817		39,817	39,817
Comprehensive income								P. 14,874,342
Balance at December 31, 2010 (Note 14)	P. 9,008,985	P. 1,880,513	P. 32,639,002	P. 34,519,515	P. 386,109	P. 43,914,609	P. 309,323		P. 44,223,932

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	For the years ended December 31
	2010	2009
Operating activities
Income before taxes on profits	P. 23,779,398	P. 28,954,505
Add (deduct) items not requiring the use of cash:
Depreciation	17,392,411	17,828,006
Amortization	130,919	122,762
Reserve for obsolete inventories for operation of the telephone plant	9,462	69,669
Equity interest in net income of affiliates	(195,910)	(254,680)
Gain on sale of affiliated company	(322,500)
Net periodic cost of labor obligations	7,018,738	6,646,858
Interest expense	5,733,627	6,122,328
Exchange gain, net	(646,909)	(1,232,671)
Other	1,082
	52,900,318	58,256,777
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable	820,670	335,214
Inventories for sale	(335,477)	370,658
Prepaid expenses and others	183,267	(463,577)
Deferred charges	284,446	24,537
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(289)	(5,751,947)
Benefits paid to employees	(6,445,654)	(218,816)
Accounts payable and accrued liabilities	(994,803)	(2,924,775)
Taxes on profits paid	(6,916,875)	(10,200,635)
Taxes payable	13,942	1,428,082
Deferred revenues	(33,149)	(620,350)
Net cash flows provided by operating activities	39,476,396	40,235,168

Investing activities
Acquisition of plant, property and equipment	(9,270,448)	(9,657,071)
Acquisition of licenses	(6,620)	(14,168)
Acquisition of long-term equity investments	(285,181)	(116,640)
Sale of long-term equity investments	669,387
Dividends received from affiliated companies	126,000	28,751
Net cash flows used in investing activities	(8,766,862)	(9,759,128)
Cash surplus to be applied to financing activities	30,709,534	30,476,040

Financing activities
New loans	10,135,980	23,689,235
Repayment of loans	(35,727,693)	(24,552,238)
Cash purchase of Company’s own shares	(339,822)	(4,095,320)
Dividends paid	(8,736,965)	(15,093,082)
Derivative financial instruments	826,850	2,019,050
Interest paid	(3,754,187)	(4,200,480)
Net cash flows used in financing activities	(37,595,837)	(22,232,835)

Net (decrease) increase in cash and cash equivalents	(6,886,303)	8,243,205
Cash and cash equivalents at beginning of year	14,379,768	6,136,563
Cash and cash equivalents at end of year	P. 7,493,465	P. 14,379,768

The accompanying notes are an integral part of these financial statements.

1. Description of the Business and Significant Accounting Policies

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating rates.

The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last ten years, TELMEX management decided not to raise its rates for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder) and Telmex Internacional, S.A.B de C.V. (Telmex Internacional). Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom by means of a first public exchange offer, thus, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX by then. América Móvil launched an additional offer on November 19, 2010, which ended on December 17, 2010, increasing to 59.5% its indirect ownership of the outstanding shares of TELMEX.

On March 15, 2011, TELMEX’s Audit Committee and management authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2010 and 2009. These financial statements also must be approved by the Company’s Board of Directors and stockholders at their next meetings.

1. Description of the Business and Significant Accounting Policies (continued)

At December 31, 2010 and 2009, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2010	2009
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%
2Wire, Inc.	U.S.A.		13%

II. Significant Accounting Policies and Practices

The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

a) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which TELMEX obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

1. Description of the Business and Significant Accounting Policies (continued)

All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 6).

The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

ii) Translation of financial statements of foreign subsidiary and affiliate

Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of the foreign subsidiary are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

b) Recognition of the effects of inflation on financial information

Upon adoption of Mexican FRS B-10, Effects of Inflation , which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

The financial statements for the years ended December 31, 2010 and 2009 are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock and retained earnings were re-expressed for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

1. Description of the Business and Significant Accounting Policies (continued)

c) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur.

e) Cash and cash equivalents

Cash at banks earns interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

1. Description of the Business and Significant Accounting Policies (continued)

f) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2010 and 2009, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

1. Description of the Business and Significant Accounting Policies (continued)

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Inventories

Inventories for sale are valued at average cost. The carrying value of inventories is not in excess of their net realizable value.

i) Plant, property and equipment

Through December 31, 1996, plant, property and equipment and construction in progress were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

From January 1, 1997 through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 4 b).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss. For the years ended December 31, 2010 and 2009, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

An item of plant, property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

1. Description of the Business and Significant Accounting Policies (continued)

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

Reclassification of comparative information

TELMEX has reclassified the caption inventories for operation of the telephone plant, net as part of the caption plant, property and equipment, net. The Company concluded that this classification better reflects the underlying nature of the asset.

Inventories for the operation of the telephone plant are valued at average cost, and through December 31, 2007 were re-expressed on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

j) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

k) Licenses and trademarks

TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of the country in which the license was acquired. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair values at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a sixteen-year period (see Note 5).

1. Description of the Business and Significant Accounting Policies (continued)

l) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value of acquisition date and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer measures the noncontrolling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for noncontrolling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

m) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

n) Labor obligations

The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 10).

1. Description of the Business and Significant Accounting Policies (continued)

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

Beginning January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits , which replaced Mexican accounting Bulletin D-3, Labor Obligations . As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 10).

o) Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 10).

p) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

See Note 11 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

q) Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in noncontrolling interest, the changes in the fair value of cash flow hedges and the effect of deferred taxes and deferred employee profit sharing related to these items.

1. Description of the Business and Significant Accounting Policies (continued)

r) Taxes on profits

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred tax

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s) Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company's operating results.

An analysis of the “Other expenses, net” caption for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Employee profit sharing, current	P. 1,998,105	P. 2,217,482
Other income (Note 10)	(1,919,768)	(867,802)
Other expenses, net	P. 78,337	P. 1,349,680

1. Description of the Business and Significant Accounting Policies (continued)

t) Statement of cash flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of cash flows. The statement of cash flows shows the entity’s cash inflows and outflows during the period. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2010 and 2009 were prepared using the indirect method.

u) Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

v) Concentration of risk

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

1. Description of the Business and Significant Accounting Policies (continued)

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

w) Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 16).

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

· Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

· Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

· Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

· The services being disclosed include the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

· Interconnection with cellular operators includes revenues from calling party pays.

x) Reclassifications

Certain captions shown in the 2009 financial statements as originally issued have been reclassified for uniformity of presentation with the 2010 financial statements.

1. Description of the Business and Significant Accounting Policies (continued)

		As originally reported 2009	Reclassifications	As reclassified 2009
Assets
Current assets:
Accounts receivable, net	(1)	P. 21,113,323	P. (687,767)	P. 20,425,556
Derivative financial instruments	(2)	11,496,359	729,191	12,225,550
Inventories for sale, net	(3)	1,543,648	(95,546)	1,448,102
Plant, property and equipment, net	(3)	104,304,749	1,742,893	106,047,642
Inventories for operation of telephone plant, net	(3)	1,647,347	(1,647,347)

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	(1, 2)	14,204,188	41,424	14,245,612

Statement of income
Operating costs and expenses:
Cost of sales and services	(4)	34,158,977	18,805	34,177,782
Commercial, administrative and general expenses	(4)	20,830,245	(18,805)	20,811,440

(1) Reclassification to accounts receivable, net.

(2) Reclassification of derivative financial instruments.

(3) Reclassification of inventories for operation of telephone plant.

(4) Reclassification of administrative expenses.

y) New accounting pronouncements

Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board ( Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2010 and that affected TELMEX’s accounting policies:

Mexican FRS C-1, Cash and Cash equivalents

In November 2009, the CINIF issued Mexican FRS C-1, which became effective for fiscal years beginning on or after January 1, 2010. Mexican FRS C-1 replaces Mexican accounting Bulletin C-1, Cash .. The main changes compared to Mexican accounting Bulletin are the presentation of restricted cash and the substitution of the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

1. Description of the Business and Significant Accounting Policies (concluded)

The adoption of this accounting standard must be made retrospectively. The adoption of the requirements of this standard had no effect on the Company’s financial position or on its results of operations.

Interpretation to Mexican FRS 19, Changes derived from the adoption of International Financial Reporting Standards

In August 2010, the CINIF issued Interpretation to Mexican FRS 19, which became effective for financial statements issued on or after September 30, 2010. This interpretation establishes the disclosures that must be made in the notes to the financial statements prepared under Mexican Financial Reporting Standards prior to the adoption of International Financial Reporting Standards.

The National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) requires securities issuers registered with the National Securities Registry to prepare and disclose their financial information in conformity with International Financial Reporting Standards (IFRS) beginning on January 1, 2012, allowing early adoption. As a result of this requirement, the Company plans to adopt IFRS as the basis for preparing its financial information beginning on January 1, 2011.

Based on an analysis performed to identify the accounting effects upon adoption, the items which the Company has identified will have a significant impact on its financial statements are labor obligations, deferred taxes, stockholders’ equity and inflation effects. The Company is in the process of quantifying the impact on its financial statements.

2. Cash and Cash Equivalents

Cash and cash equivalents consist of the following at December 31, 2010 and 2009:

	2010	2009
Cash and bank accounts	P. 817,630	P. 1,010,973
Cash equivalents	6,675,835	13,368,795
Total	P. 7,493,465	P. 14,379,768

3. Accounts Receivable

An analysis of accounts receivable at December 31, 2010 and 2009 is as follows:

	2010	2009
Customers	P. 19,589,206	P. 19,112,062
Recoverable taxes	623,876	2,728,510
Related parties (Note 13)	892,786	894,535
Net settlement receivables	181,856	417,152
Other	1,396,115	1,582,178
	22,683,839	24,734,437
Less:
Allowance for doubtful accounts	5,035,306	4,308,881
Total	P. 17,648,533	P. 20,425,556

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2010 and 2009 is as follows:

	2010	2009
Beginning balance at January 1	P. 4,308,881	P. 2,522,842
Increase charged to expenses	2,218,564	2,986,891
Write-offs	(1,492,139)	(1,200,852)
Ending balance at December 31	P. 5,035,306	P. 4,308,881

4. Plant, Property and Equipment

a) An analysis of plant, property and equipment at December 31, 2010 and 2009 is as follows:

	2010	2009
Telephone plant and equipment	P. 320,261,936	P. 315,548,924
Land and buildings	37,496,994	37,128,186
Computer equipment and other assets	52,446,218	49,952,667
	410,205,148	402,629,777
Less:
Accumulated depreciation	313,020,620	298,734,102
Net	97,184,528	103,895,675
Construction in progress and advances to equipment suppliers	244,469	409,074
Inventories for operation of the telephone plant, net	1,992,335	1,742,893
Total	P. 99,421,332	P. 106,047,642

4. Plant, Property and Equipment (concluded)

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2011.

b) Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,392,411 in 2010 and P. 17,828,006 in 2009.

5. Licenses and Trademarks

An analysis of licenses and trademarks at December 31, 2010 and 2009 is as follows:

	2010	2009
Licenses, net	P. 850,809	P. 918,341
Trademarks, net	456,708
Total	P. 1,307,517	P. 918,341

An analysis of licenses cost and their amortization at December 31, 2010 and 2009 is as follows:

	2010	2009
Investment	P. 1,824,790	P. 1,777,464
Less:
Accumulated amortization	973,981	859,123
Net	P. 850,809	P. 918,341

An analysis of the changes in 2010 and 2009 is as follows:

	Balance at January 1, 2010	Translation effect	Effect of acquired companies	Investment and amortization for the year	Balance at December 31, 2010
Investment	P. 1,777,464	P. 19,281	P. 21,425	P. 6,620	P. 1,824,790
Accumulated amortization	859,123	2,447		112,411	973,981
Net	P. 918,341	P. 16,834	P. 21,425	P. (105,791)	P. 850,809

5. Licenses and Trademarks (concluded)

	Balance at January 1, 2009	Investment and amortization for the year	Balance at December 31, 2009
Investment	P. 1,763,296	P. 14,168	P. 1,777,464
Accumulated amortization	738,269	120,854	859,123
Net	P. 1,025,027	P. (106,686)	P. 918,341

Trademarks

At December 31, 2010, the Company has well-known trademarks of certain acquired companies, which were recognized at their fair value, based on appraisals performed by independent experts.

An analysis of trademarks and their amortization at December 31, 2010 is as follows:

2010
Investment	P. 473,310
Accumulated amortization	16,602
Net	P. 456,708

The amortization expense of other deferred charges was P.1,906 and P.1,908 for the years ended December 31, 2010 and 2009, respectively.

6. Investments

I. Equity investments

An analysis of equity investments in affiliates and other companies at December 31, 2010 and 2009, and a brief description of each, is as follows:

	2010	2009
Equity investments in:
Grupo Telvista, S.A. de C.V.	P. 784,875	P. 907,973
2Wire, Inc.		301,035
Other affiliates	607,167	566,372
	P. 1,392,042	P. 1,775,380

6. Investments (continued)

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2010, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P.24,022 (credit of P.195,498 in 2009) and a charge to stockholders’ equity of P.21,120 (charge of P.13,867 in 2009). In September 2010, TELMEX received a dividend of P.126,000.

2Wire

On October 20, 2010, TELMEX sold to Pace, Plc its 13% equity interest in 2Wire, Inc. (2Wire) for P. 744,231. Such sale gave rise to a gain of P.322,500. For the year ended December 31, 2010, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P.120,697 (credit of P.25,035 in 2009).

Other affiliates

For the year ended December 31, 2010, equity interest in other affiliates represented a net credit to results of operations of P.51,191 (net credit of P.34,147 in 2009) and a charge to stockholders’ equity of P.10,396 (charge of P.4,427 in 2009).

II. Investment in subsidiary

Scitum

On May 24, 2010, TELMEX acquired for P.296,334 the 51.5% equity interest in Scitum, S.A. de C.V. (Scitum), which offers services in the design, implementation and management of infrastructures of security of information in Mexico.

The allocation of the acquisition price over fair value of the net assets acquired at the acquisition date is as follows:

May 2010

Current assets	P. 142,736
Fixed assets	41,389
Deferred assets	22,991
Trademarks	473,310
Less:
Current liabilities	78,934
Long-term liabilities	128,972
Fair value of net assets acquired	472,520
Acquisition price at 100%	575,809
Goodwill arising on acquisition	P. 103,289

6. Investments (concluded)

Goodwill includes P.50,350 which corresponds to the noncontrolling interest.

From the date of acquisition, Scitum has contributed P.230,453 to operating revenues and P.(61,389) to net income of the Company.

7. Debt

Short-term and long-term debt consist of the following:

	Weighted average interest rate at December 31		Maturities from	Balance at December 31
	2010	2009	2011 through	2010	2009
Debt denominated in foreign currency:
Senior notes	5.5%	5.2%	2019	P. 16,044,459	P. 29,361,181
Bank loans	0.8%	0.7%	2018	21,665,623	40,074,814
Others	0.6%	2.0%	2022	6,364,863	238,353
Total debt denominated in foreign currency				44,074,945	69,674,348
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.3%	6.3%	2037	25,900,000	25,900,000
Bank loans	5.5%	4.8%	2011	46,000	2,800,000
Total debt denominated in Mexican pesos				30,446,000	33,200,000
Total debt				74,520,945	102,874,348
Less short-term debt and current portion of long-term debt				11,951,532	19,768,894
Long-term debt				P. 62,569,413	P. 83,105,454

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2010 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.6% (5.9% in 2009).

7. Debt (continued)

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31
	2010	2009
Short-term debt:
Bank loans	P. 46,000
Others	6,178,550
	6,224,550
Current portion of long-term debt:
Senior notes		P. 12,405,765
Domestic Senior notes	4,500,000
Bank loans	1,226,982	7,363,129
	5,726,982	19,768,894
Total	P. 11,951,532	P. 19,768,894

Senior notes:

a) In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381 (1) (U.S.$1,750 million) divided into two issuances of P.11,870,243 (1) and P.10,022,138 (1) (U.S.$950 million and U.S.$800 million, respectively), the first maturing in January 2010 and bearing an annual interest of 4.75%, and the second maturing in 2015 and bearing an annual interest of 5.5%. Interest is payable semiannually.

On January 27, 2010, TELMEX repaid the first issuance for P.12,294,140 (U.S.$950 million). For the year ended December 31, 2010, interest expense on these bonds was P.628,617 (P.1,274,163 in 2009).

b) On January 26, 2006, TELMEX issued abroad a bond denominated in Mexican pesos in the amount of P.4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2010, interest expense on the bond was P.406,656 (P.407,708 in 2009).

c) On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2010, interest expense on the bond was P.367,648 (P.49,823 in 2009)

(1) Amounts re-expressed in constant pesos as of December 31, 2007.

7. Debt (continued)

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 millionof senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.34,531,521 (1) (U.S.$3,000 million), split into three tranches. Tranche A for P.14,963,659 (1) (U.S.$1,300 million) with a three-year maturity. Tranche B for P.11,510,507 (1) (U.S.$1,000 million) with a five-year maturity. Tranche C for P.8,057,355 (1) (U.S.$700 million) with a seven-year maturity. In August 2009, TELMEX prepaid the total amount of tranche A, which was scheduled to mature in October 2009. In November 2010, TELMEX prepaid the total amount of tranche B, which was scheduled to mature in October 2011. The balance of tranche C at December 31, 2010 is included under banks loans (debt denominated in foreign currency), and is scheduled to mature in October 2013.

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,986,554 (1) (U.S.$500 million), split into two tranches in equal amounts of P.2,993,277 (1) (U.S.$250 million), with maturities of four years and six years, respectively. In March 2010, TELMEX prepaid the total amount of the first tranche, for which the original maturity was scheduled for June 2010.

(1) Amounts re-expressed in constant pesos as of December 31, 2007.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2010, interest expense on these loans was P.162,539 (P.556,305 in 2009).

Others:

On November 12, 2010, TELMEX entered into two loan agreements with América Móvil, the first one in the amount of P.2,454,280 (U.S.$200 million) maturing in December 2010, and the second in the amount of P.6,135,700 (U.S.$500 million), maturing in October 2011. These loans bear interest equal to the LIBOR plus a specified margin. The first loan was repaid on its maturity. In 2010, interest expense on this loan was P.6,048.

7. Debt (continued)

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the CNBV for a program to issue long-term domestic senior notes in a total amount of P.10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P.1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P.8,000,000.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P.15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P.6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to the Mexican interbank equilibrium interest rate (“TIIE”) plus a specified margin. For the year ended December 31, 2010, interest expense on long-term domestic senior notes was P.1,663,516 (P.1,194,213 in 2009).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2010, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2010 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2010 (in units)	Equivalent in Mexican pesos
U.S. dollar	3,306,054	P. 12.3571	P. 40,853,235
Japanese yen	19,891,200	0.1526	3,035,397
Euro	11,242	16.5733	186,313
Total			P. 44,074,945

7. Debt (continued)

Long-term debt maturities at December 31, 2010 are as follows:

Years	Amount
2012	P. 11,936,560
2013	11,153,036
2014	8,331,893
2015	10,673,067
2016 and thereafter	20,474,857
Total	P. 62,569,413

Derivative financial instruments and hedging activities:

At December 31, 2010 and 2009, the derivative financial instruments held by the Company are as follows:

2010
	Notional	Fair value asset (liability)
Instrument	(in millions)
Cross currency swaps	U.S.$ 3,487	P. 6,957
Forwards dollar-peso (Note 8)	U.S.$ 40	(21)
Interest-rate swaps in pesos (Note 8)	P. 16,649	(1,540)
Cross currency coupon swaps
Total		P. 5,396

To reduce the risks related to fluctuations in exchange and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2010, the Company had cross currency swaps that hedge foreign currency denominated liabilities of P.43,091,161 (U.S.$3,487 million) (P.54,557,723 or U.S.$4,178 million in 2009). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2015 and 2019 in the total amount of U.S.$1,310 million and bank loans that mature from 2011 to 2018 of U.S.$2,177 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P.10.7645 per U.S. dollar, as well as to set a fixed interest rate of 8.57% for the bond maturing in 2015 and a floating rate equal to the average 28-day TIIE less a specified margin for the bond maturing in 2019 and for the bank loans.

7. Debt (concluded)

The change in the fair value of these cross currency swaps that offset the exchange gain on the foreign-currency denominated debt for the year ended December 31, 2010 was a net charge of P.2,108,445 (charge of P.5,682,263 in 2009).

Forwards dollar-peso

At December 31, 2010, the Company had short term foreign currency forwards with a notional amount of P.494,284 (U.S.$40 million) (P.3,199,382 or U.S.$245 million in 2009). For the year ended December 31, 2010, the Company recognized a net charge of P.97,295 (charge of P.520,733 in 2009) as part of the net exchange gain, due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2010, the Company had interest-rate swaps for an aggregate notional amount of P.16,649,250 (P.23,752,125 in 2009) to hedge the floating interest rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.48%.

At December 31, 2010, the Company had no cross currency coupon swap contracts outstanding. At December 31, 2009 the Company had cross currency coupon swaps that covered interest payments flows of P.652,935 (U.S.$50 million).

For the year ended December 31, 2010, the Company recognized a net expense for these swaps in interest expense of P.1,687,679 (P.1,941,649 in 2009).

The ineffective portion of the cash flow hedges was a net expense of P.506,815 for the year ended December 31, 2010 (P.115,190 in 2009), recognized in interest expense.

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P.5,251,768 (U.S.$425 million). At December 31, 2010, 61% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls had been required at such date.

8. Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2010	2009
Suppliers	P. 4,426,398	P. 2,081,727
Employee benefits	3,017,073	2,804,324
Derivative financial instruments (Note 7)	1,561,294	848,910
Related parties (Note 13)	1,314,356	1,602,128
Vacation accrual	1,333,231	1,284,578
Accrual for other contractual employee benefits	1,104,135	1,230,645
Dividend pending payment	1,123,388	1,106,119
Sundry creditors	956,722	750,440
Interest payable	625,986	936,516
Other	1,914,427	1,600,225
	P. 17,377,010	P. 14,245,612

The activity in the main accruals for the years ended December 31, 2010 and 2009 is as follows:

Vacation accrual:

	2010	2009
Beginning balance at January 1	P. 1,284,578	P. 1,287,747
Increase charged to expenses	1,701,334	1,619,979
Payments	(1,652,681)	(1,623,148)
Ending balance at December 31	P. 1,333,231	P. 1,284,578

Accrual for other contractual employee benefits:

	2010	2009
Beginning balance at January 1	P. 1,230,645	P. 1,310,570
Increase charged to expenses	3,528,045	3,725,372
Payments	(3,654,555)	(3,805,297)
Ending balance at December 31	P. 1,104,135	P. 1,230,645

9. Deferred Revenues

Deferred revenues consist of the following at December 31, 2010 and 2009:

	2010	2009
Short-term:
Advance billings	P. 891,108	P. 1,009,603
Advances from customers	26,269	94,572
	917,377	1,104,175
Long-term:
Advance billings	622,351	466,696
Total	P. 1,539,728	P. 1,570,871

10. Labor Obligations

a) Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2010	2009
Labor cost	P. 4,850,844	P. 4,431,755
Finance cost on defined benefit obligation	17,751,583	15,861,542
Projected return on plan assets	(19,632,161)	(17,524,795)
Amortization of past services and transition liability	69,533	69,526
Amortization of variances in actuarial assumptions	2,488,132	2 ,183,763
Net periodic cost	P. 5,527,931	P. 5,021,791

10. Labor Obligations (continued)

Analysis of the defined benefit obligation:

	2010	2009
Present value of labor obligations:
Vested benefit obligation	P. 120,520,269	P. 105,002,007
Non-vested benefit obligation and effect of salary projection	96,406,898	92,330,826
Defined benefit obligation at end of year	P. 216,927,167	P. 197,332,833

Analysis of changes in the defined benefit obligation:

	2010	2009
Defined benefit obligation at beginning of year	P. 197,332,833	P. 176,182,835
Labor cost	4,850,844	4,431,755
Finance cost on defined benefit obligation	17,751,583	15,861,542
Actuarial loss	7,608,718	10,200,996
Benefits paid to employees	(6,438,985)	(215,298)
Payments from trust fund	(4,177,826)	(9,128,997)
Defined benefit obligation at end of year	P. 216,927,167	P. 197, 332,833

Analysis of changes in plan assets:

	2010	2009
Established fund at beginning of year	P. 163,995,375	P. 145,475,893
Projected return on plan assets	19,632,161	17,524,795
Actuarial gain	1,130,129	4,371,737
Contributions to trust fund	289	5,751,947
Payments from trust fund	(4,177,826)	(9,128,997)
Established fund at end of year	P. 180,580,128	P. 163,995,375

Analysis of the net projected asset:

	2010	2009
Insufficiency of plan assets for defined benefit obligation	P. (36,347,039)	P. (33,337,458)
Unamortized actuarial loss	53,506,227	49,515,770
Transition liability	86,987	121,815
Past service cost and changes to plan	96,025	130,730
Net projected asset	P. 17,342,200	P. 16,430,857

10. Labor Obligations (continued)

In 2010, the net actuarial loss of P.6,478,589 resulted from (i) the effect of a favorable actuarial variance of P.1,130,129 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.7,608,718, attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

In 2009, the net actuarial loss of P.5,829,259 resulted from (i) the effect of a favorable actuarial variance of P.4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.10,200,996, attributable principally to the fact that the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

At December 31, 2010 and 2009, the rates used in the actuarial study are as follows:

Nominal rates %
Discount of labor obligations:
Long-term average	9.2
Increase in salaries:
Long-term average	4.5

At December 31, 2010, 46.4% (45.9% in 2009) of plan assets were invested in fixed-yield securities and the remaining 53.6% (54.1% in 2009) in variable-yield securities.

b) Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2010	2009
Labor cost	P. 13,134	P. 12,630
Finance cost on defined benefit obligation	13,508	12,498
Amortization of variances in assumptions	(15,537)	(9,867)
Net periodic cost (gain)	P. 11,105	P. 15,261

10. Labor Obligations (concluded)

The activity in the termination pay liability is as follows:

	2010	2009
Balance at beginning of year	P. 159,377	P. 147,634
Net periodic cost (gain)	11,105	15,261
Payments	(6,669)	(3,518)
Balance at end of year	P. 163,813	P. 159,377

c) Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2010 and 2009, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

For the year ended December 31, 2010, the deferred employee profit sharing provision represented a credit to results of operations of P.518,403 (P.607,676 in 2009), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2010 and 2009, the Company recognized deferred employee profit sharing on the following temporary items:

	2010	2009
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P. 434,813	P. 310,287
Advance billings	146,480	147,750
Accrued liabilities	405,470	515,522
Exchange loss on debt	397,925	347,123
Derivative financial instruments	31,756
	1,416,444	1,320,682
Deferred employee profit sharing liabilities:
Fixed assets	(2,959,631)	(3,437,606)
Inventories	(5,420)	(4,881)
Licenses	(38,889)	(44,852)
Labor obligations	(1,707,402)	(1,609,552)
Prepaid expenses	(57,975)	(86,043)
Derivative financial instruments		(91,884)
	(4,769,317)	(5,274,818)
Deferred employee profit sharing liability, net	P. (3,352,873)	P. (3,954,136)

11. Foreign Currency Position

At December 31, 2010 and 2009, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2010	Exchange rate at December 31, 2010	2009	Exchange rate at December 31, 2009
Assets:
U.S. dollar	139	P. 12.36	669	P. 13.06
Liabilities:
U.S. dollar	3,553	12.36	5,205	13.06
Japanese yen	19,904	0.15	19,891	0.14
Euro	11	16.57	13	18.74

At March 15, 2011, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollar	P. 11.94
Japanese yen	0.15
Euro	16.68

12. Commitments and Contingencies

Commitments

At December 31, 2010, TELMEX has non-cancelable commitments for the purchase of equipment of P.5,346,417 (P.3,372,975 in 2009), which include P.1,579,895 (P.977,637 in 2009) of non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P.2,832,019 in 2010 (P.2,858,996 in 2009).

Contingencies

a) In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. filed a motion for an administrative review of COFETEL’s guidelines for modifying the local service areas. Such motion was denied by the Communications Ministry ( Secretaría de Comunicaciones y Transportes , or SCT) and is currently in litigation before the Third Regional Metropolitan Chamber of the Federal Tax and Administrative Court.

12. Commitments and Contingencies (continued)

In March 2007, COFETEL ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas while, in September 2008 it ordered the consolidation of another package of 125 local service areas and in December 2008, it ordered the consolidation of one local service area, each with its own schedule. Teléfonos de México, S.A.B. de C.V. has challenged COFETEL’s orders through the corresponding legal procedures.

In November 2009, in compliance with the ruling issued by the Full Circuit Court in Administrative Matters, the court declared the resolutions issued by COFETEL to be null and void.

If the validity of COFETEL’s ruling is eventually recognized, COFETEL may be able to re-initiate proceedings to require the consolidation of the local service areas.

Should the consolidation requirement ever become effective, there could be an adverse effect on the Company’s long-distance revenues.

The Company’s external lawyers who are handling this matter are of the opinion that although the Company’s arguments are well-founded, there is no guarantee that Teléfonos de México, S.A.B. de C.V. will actually obtain favorable results.

b) Since 2007, the Federal Commission of Economic Competition (COFECO) initiated eight investigations to evaluate if Teléfonos de México, S.A.B. de C.V. has substantial power and engages in monopolistic practices in certain markets.

Final resolutions in four of these investigations have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial power in the following areas: (i) termination of public commuted traffic; (ii) origination of public commuted traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. has expressed its disagreement with the proceedings, objected to the findings and submitted evidence against the resolutions.

In the four markets in question, COFECO has already confirmed its resolutions and Teléfonos de México, S.A.B. de C.V. filed the applicable motions for appeal, which COFECO denied. Teléfonos de México, S.A.B. de C.V. has filed relief ( amparo ) proceedings against the COFECO’s rejection of the motions for appeal, and the rulings on these relief proceedings are currently still pending. If the disputed resolutions are determined to be final, COFETEL, after completing the applicable procedure, may establish specific obligations for the Company regarding tariffs, quality of services and information in such markets, such as additional information and service quality disclosure requirements. The exact nature of these regulations and their impact on the business cannot be known in advance, but they will likely reduce the Company’s flexibility and its ability to adopt competitive market policies. It is also impossible to predict how long the Company will have to adopt the new regulations and whether it will actually be able to do so.

12. Commitments and Contingencies (continued)

In the four remaining investigations, COFECO is attempting to determine if TELMEX engaged in the alleged monopolistic practices in the following markets: (i) the broad-band internet market for domestic residential customers; and (ii) the local and national long-distance dedicated links wholesale leasing services market. These investigations are currently in the submission of evidence stage. For the inter-urban transport for commuted long-distance traffic services market and the fixed-network interconnection services market, COFECO has already issued and delivered Probable Fault Notices. Teléfonos de México, S.A.B. de C.V. promptly responded to these notices and contested the findings objecting to its considerations. There is no certainty as to the outcome of these investigations and notices and they may be unfavorable, which could result in regulations, restrictions or monetary fines being imposed on the Company.

Although the arguments of Teléfonos de México, S.A.B. de C.V. are considered well-founded, the Company’s external lawyers handling these cases do not believe that there is any certainty that the Company will obtain favorable rulings.

c) The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the 1997-2001 period. At the conclusion of the audit, it was determined that Teléfonos de México, S.A.B. de C.V. owed a total of approximately P.330,000 (historical amount) in taxes, fines, surcharges and re-expression for inflation at July 2, 2003. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P.568,869 through July 19, 2010. The Regional Metropolitan Chamber court nullified the ruling; however, IMSS filed a motion for appeal. In October 2009, the court handling the appeal ruled in favor of the Company. Therefore, the ruling issued on the nullity of the fee settlement schedules became final. Consequently, Teléfonos de México, S.A.B. de C.V. initiated proceedings to dissolve the trust fund guaranteeing the payment of the amounts sought by IMSS. The trust was dissolved on January 22, 2010, which was the date on which Teléfonos de México, S.A.B. de C.V. recognized the income from canceling this contingency.

As a result, since the tax liabilities have been annulled and the amount pledged in guaranty was returned to Teléfonos de México, S.A.B. de C.V. on January 22, 2010, this matter is considered closed.

d) In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the shareholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007.This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and approving the split-up.

12. Commitments and Contingencies (concluded)

e) On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette .. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has legally challenged the plan through a number of available channels and has presented its evidence as to the illegality and unconstitutionality of the plan.

Although the arguments of Teléfonos de México, S.A.B. de C.V. are considered well-founded, the Company’s external lawyers handling these cases do not believe that there is any certainty that the Company will obtain favorable rulings.

f) In November 2010, the Communications Ministry submitted the guidelines issued by COFETEL for review by the Federal Commission for the Improvement of Regulations (COFEMER) in order for the latter to develop the cost models to be used to set the interconnection rates for providing interconnection services by the public telecommunications network concessionaires. After COFEMER has issued its Complete Final Ruling on such guidelines, they will be published by COFETEL in the Official Gazette and will become effective. This situation may have a negative effect on the Company’s revenues from interconnection services and on its results of operations.

13. Related Parties

a) An analysis of balances due from/to related parties at December 31, 2010 and 2009 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2010	2009
Accounts receivable:
Alestra, S. de R.L. de C.V.	P. 490,773	P. 454,762
Sercotel, S.A. de C.V.	165,824	193,316
Anuncios en Directorios, S.A. de C.V.	44,319	27,662
AT&T Inc.	25,897	87,885
Telmex Colombia, S.A.	25,162
Sears Roebuck de México, S.A. de C.V.	16,874	14,231
Sanborn Hermanos, S.A.	15,495	6,397
Fundación Telmex, A.C.	13,018	1,052
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	5,647	18,235
Banco Inbursa, S.A.	1,315	4,256
Sección Amarilla USA, L.L.C.		54
Others	88,462	86,685
	P. 892,786	P. 894,535

13. Related Parties (continued)

	December 31
	2010	2009
Accounts payable:
RadioMóvil Dipsa, S.A. de C.V.	P.501,699	P.1,027,048
Operadora Cicsa, S.A. de C.V.	134,040	5,940
Inversora Bursátil, S.A.	131,813	127,472
Eidon Services, S.A. de C.V.	106,186
PC Industrial, S.A. de C.V.	98,735	29,614
Grupo Financiero Inbursa, S.A.B. de C.V.	59,723	50,695
Microm, S.A. de C.V.	52,008	65,349
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.	42,812	34,161
Acer Computec México, S.A. de C.V.	34,739
Sinergía Soluciones Integrales de Energía, S.A. de C.V.	13,121	23,629
Carso Infraestructura y Construcción, S.A.B de C.V.	293	25,459
Eidon Software, S.A. de C.V.		103,738
Others	139,187	109,023
	P.1,314,356	P.1,602,128
Short-term debt:
América Móvil, S.A.B. de C.V.	P.6,178,550

b) For the years ended December 31, 2010 and 2009, the Company had the following transactions with related parties:

	2010	2009

Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P. 2,948,738	P. 2,163,205
Insurance premiums, fees for administrative and operating services, security trading and others (2)	2,877, 506	3,318, 218
Calling Party Pays interconnection fees and other telecommunication services (3)	7,069,638	7,944,362
Cost of termination of international calls (6)	730,292	715,780

Revenues:
Sale of materials and other services (4)	1,830,032	1,879,051
Sale of long distance and other telecommunications services (5)	4,866,957	5,727,833
Revenues from termination of international calls (6)	709,844	1,074,419

13. Related Parties (continued)

(1) Includes P.2,720,123 in 2010 (P.1,591,531 in 2009) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom. Also includes P.97,204 in 2010 (P.453,348 in 2009) for the purchase of equipment for broadband platform services from 2Wire.

(2) Includes P.343,810 in 2010 (P.571,338 in 2009) for network maintenance services from subsidiaries of Carso Group; P.632,059 in 2010 (P.714,242 in 2009) for software services received from affiliates; P.327,674 in 2010 (P.327,500 in 2009) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P.518,680 in 2010 (P.482,598 in 2009) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P.196,417 in 2010 (P.208,942 in 2009) for telemarketing services with Grupo Telvista; P.1,816 in 2010 (P.40,602 in 2009) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P.159,083 in 2010 (P.335,975 in 2009) for fees paid for administrative and operating services to AT&T Mexico, Inc. and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.

(3) Includes P.7,068,477 in 2010 (P.7,944,083 in 2009) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil.

(4) Includes P.33,206 in 2010 (P.47,462 in 2009) for the sale of materials and other services rendered to subsidiaries of Carso Group; P.235,742 in 2010 (P.230,397 in 2009) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 in 2010 (P.301,440 in 2009) for the use and updating of the telephone directory customer database, as well as P.317,945 in 2010 (P.373,648 in 2009) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P.562,852 (P.494,785 in 2009) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.

(5) Includes P.3,767,925 in 2010 (P.4,397,574 in 2009) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.

(6) Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

13. Related Parties (concluded)

c) An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2010	2009
Short and long-term direct benefits	P. 45,461	P. 51,371
Post-retirement benefits	4,831	3,154
Total	P. 50,292	P. 54,525

14. Stockholders’ Equity

a) At December 31, 2010, capital stock is represented by 18,158 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,192 million in 2009). An analysis is as follows:

	2010	2009
7,840 million Series “AA” common shares (8,115 million in 2009)	P. 5,380,966	P. 5,569,721
383 million Series “A” common shares (395 million in 2009)	308,440	317,792
9,935 million Series “L” shares with limited voting rights (9,682 in 2009)	3,319,579	3,132,787
Total	P. 9,008,985	P. 9,020,300

At December 31, 2010 and 2009, the historical value of the Company’s capital stock was P.78,398 and P.78,545, respectively.

An analysis of the changes in 2010 and 2009 is as follows:

	Capital stock (1)
	Series “AA”		Series “A”		Series “L”
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1, 2009	8,115	P. 5,569,721	407	P. 327,734	10,033	P. 3,241,177
Cash purchase of Company’s own shares			(2)	(1,551)	(361)	(116,781)
Conversion of shares			(10)	(8,391)	10	8,391
Balance at December 31, 2009	8,115	5,569,721	395	317,792	9,682	3,132,787
Cash purchase of Company’s own shares				(5)	(34)	(11,310)
Conversion of shares	(275)	(188,755)	(12)	(9,347)	287	198,102
Balance at December 31, 2010	7,840	P. 5,380,966	383	P. 308,440	9,935	P. 3,319,579

(1) Number of shares in millions

14. Stockholders’ Equity (continued)

The Company’s capital stock must be represented by (i) no less than 20% of Series “AA” common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and (iv) Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at all stockholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

· The transformation of TELMEX from one type of entity to another;

· Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

· Cancellation of the registration of the TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

In order for the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote

14. Stockholders’ Equity (continued)

by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remainder of the previously authorized amount was P.340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

In 2010, the Company acquired 33.9 million Series “L” shares for P.339,746 and 6,906 Series “A” shares for P.76.

In 2009, the Company acquired 361.2 million Series “L” shares for P.4,073,625 and 1.9 million Series “A” shares for P.21,695.

At December 31, 2010 and 2009, the Company had 14,074 million (14,032 million Series “L” and 42 million Series “A”) and 14,040 million (13,998 million Series “L” and 42 million Series “A”) treasury shares, respectively.

c) In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

d) At December 31, 2010, “Accumulated other comprehensive income items” include P.211,741 for the effective portion of the fair value of swaps designated as cash flow hedges and P.174,368 for the effect of translation of foreign entities, net of deferred taxes (P.748,675 and P.134,550 in 2009, respectively).

e) At a regular meeting held onApril29, 2010, the stockholders agreed to declare a cash dividend of P.0.50 per outstanding share, to be paid in four installments of P.0.1250 each in June, September and December2010 andin March 2011. In March 2010, the Company paid the fourth installment of P.0.1150 per outstanding share, which was authorized at the regular meeting held on April 28, 2009.

14. Stockholders’ Equity (concluded)

At a regular meeting held onApril28, 2009, the stockholders agreed to declare a cash dividend of P.0.46 per outstanding share, to be paid in four installments of P.0.1150 each in June, September and December2009 andin March 2010. In March 2009, the Company paid the fourth installment of P.0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P.0.40 per outstanding share, paid in a single payment beginning on December 17, 2009.

The cash dividends paid in 2010 and 2009 were P.8,736,965 and P.15,093,082, respectively.

15. Income Tax and Flat-Rate Business Tax

a) Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate was increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b) On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which in 2008 and 2009 could be applied against income tax for the same year or, if applicable, may be applied against FRBT payable in the next ten years.

FRBT creditable concepts result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

15. Income Tax and Flat-Rate Business Tax (continued)

For the years ended December 31, 2010 and 2009, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

c) An analysis of the income tax provision is as follows:

	2010	2009
Current year income tax	P. 9,269,487	P. 9,560,860
Deferred tax	(861,547)	(1,075,338)
Total	P. 8,407,940	P. 8,485,522

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2010%	2009%
Statutory income tax rate	30.0	28.0
Depreciation	(1.1)	(0.9)
Social security benefits	1.6	1.2
Monetary gain	4.2	2.6
Tax benefits		(0.2)
Other	0.7	(1.4)
Effective income tax rate	35.4	29.3

At December 31, 2010 and 2009, the Company recognized deferred income taxes on the following temporary differences:

	2010	2009
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P. 1,233,739	P. 877,847
Tax loss carryforwards	112,731	87,365
Advance billings	381,538	435,521
Accrued liabilities	1,201,475	1,492,471
Employee profit sharing	1,499,763	1,728,654
Derivative financial instruments	82,708
	4,511,954	4,621,858

15. Income Tax and Flat-Rate Business Tax (concluded)

	2010	2009
Deferred tax liabilities:
Fixed assets	(13,257,546)	(14,357,100)
Inventories	(15,174)	(13,667)
Licenses and trademarks	(231,365)	(118,903)
Labor obligations	(4,809,996)	(4,566,155)
Prepaid expenses	(262,086)	(300,552)
Derivative financial instruments		(272,538)
Effect of translation of foreign entities	(68,550)	(53,001)
	(18,644,717)	(19,681,916)
Deferred tax liability, net	P. (14,132,763)	P. (15,060,058)

d) At December 31, 2010, the balance of the re-expressed contributed capital account (CUCA) and the net tax profit account (CUFIN) was P.12,108,643 and P.17,315,061, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

16. Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
December 31, 2010
Revenues:
External revenues	P. 60,489	P. 20,056	P. 33,018		P. 113,563
Intersegment revenues	11,338		885	P. (12,223)
Depreciation and amortization	9,335	1,698	6,490		17,523
Operating income	14,301	1,609	12,507		28,417
Segment assets	261,594	35,214	115,634		412,442

December 31, 2009
Revenues:
External revenues	P. 65,158	P. 22,543	P. 31,399		P. 119,100
Intersegment revenues	11,722		929	P. (12,651)
Depreciation and amortization	9,818	1,788	6,345		17,951
Operating income	17,846	2,537	13,981		34,364
Segment assets	260,597	35,094	109,091		404,782

16. Segments (concluded)

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

17. Subsequent Event

On March 8, 2011, TELMEX announced that its Board of Directors approved a corporate restructuring to segregate the business into two companies, one of which will be named TELMEX Social that will provide telecommunications and interconnection services in low income and rural areas where competitors do not invest, and the other company will provide these services in the other areas of Mexico. With this restructuring, the assets, liabilities and equity would be divided accordingly, and the labor rights of the employees of both companies will be respected.

The restructuring is subject, if needed, to the approval of the Communications Ministry ( Secretaría de Comunicaciones y Transportes , or SCT), as well as the authorization and confirmation of the rest of the corresponding authorities and governmental entities, in addition to the authorizations required under the Mexican Corporations Act.

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
			%
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	2,835,797,009	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
			%
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	784,875
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	102,401
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	213,265
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	155,737	167,734

TOTAL INVESTMENT IN ASSOCIATES				775,516	1,268,275
OTHER PERMANENT INVESTMENTS					123,767
T O T A L				775,516	1,392,042

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

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Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.8452	0	0	0	0	0	0	0	172,681	134,375	134,375	44,481	0
MIZUHO CORPORATE BANK LTD(1)	Y	15/01/2007	10/03/2018	0.8022	0	0	0	0	0	0	0	782,625	782,625	782,625	782,625	1,915,288
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	0	24,534	24,495	24,534	24,534	88,216
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	28/06/2010	28/06/2011	5.6006	0	46,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6528	0	0	0	0	0	0	0	0	0	247,142	370,713	0
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.5181	0	0	0	0	0	0	0	0	0	0	3,035,397	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5528	0	0	0	0	0	0	0	0	3,089,275	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.6278	0	0	0	0	0	0	0	0	2,883,323	5,766,647	0	0
CISCO SYSTEMS (3)	Y	25/04/2007	30/09/2014	4.5000	0	0	0	0	0	0	0	247,142	222,428	197,714	74,142	0
OTHER
TOTAL BANKS					0	46,000	0	0	0	0	0	1,226,982	7,136,521	7,153,037	4,331,892	2,003,504

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	300,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	4.9400	0	500,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.7750	0	0	4,500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6150	0	4,000,000	0	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8250	0	0	0	4,000,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8250	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1250	0	0	0	0	0	2,000,000	0	0	0	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	9,865,909
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,178,550
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	4,500,000	4,800,000	4,000,000	4,000,000	13,100,000	0	0	0	0	0	16,044,459

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST (2)	N/A	12/11/2010	20/10/2011	0.5528	0	0	0	0	0	0	0	6,178,550	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	6,178,550	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)				0.0000	0	18,294,387	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	18,294,387	0	0	0	0	0	0	0	0	0	0

TOTAL					0	22,840,387	4,800,000	4,000,000	4,000,000	13,100,000	0	7,405,532	7,136,521	7,153,037	4,331,892	18,047,963

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

(1) 6 months USD Libor rate plus margin

(2) 3 months USD Libor rate plus margin

(3) Fixed Rate

(4) 28 days TIIE rate plus margin

(5) 91 days TIIE rate plus margin

(6) 3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.4559 at December 31, 2010

- Libor at 3 months in US dollars is equivalent to 0.3028 at December 31, 2010

- TIIE at 28 days is equivalent to 4.8750 at December 31, 2010

- TIIE at 91 days is equivalent to 4.9600 at December 31, 2010

- Libor at 3 months in JPY is equivalent to 0.1881 at December 31, 2010

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2010 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	3,306,054	12.36
EURO (EUR)	11,242	16.57
JAPANESE YEN (JPY)	19,891,200	0.15

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  MEXICAN STOCK EXCHANGE

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 6

  FOREIGN EXCHANGE MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	138,722	1,714,207	0	0	1,714,207

LIABILITIES	3,552,633	43,900,239	260,931	3,224,348	47,124,587
SHORT-TERM LIABILITIES	843,888	10,428,006	2,199	27,168	10,455,174
LONG-TERM LIABILITIES	2,708,745	33,472,233	258,732	3,197,180	36,669,413

NET BALANCE	(3,413,911)	(42,186,032)	(260,931)	(3,224,348)	(45,410,380)

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.36
EURO	16.57
JAPANESE YEN	0.15

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 7

  CALCULATION AND RESULT FROM MONETARY POSITION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Not applicable

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 8

  DEBT INSTRUMENTS

  Consolidated

  Final printing

  ---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2010, the Company has complied with such restrictive covenants.

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 9

  PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

  Consolidated

  Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 10

  RAW MATERIALS

  Consolidated

  Final printing

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RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	TOTAL PRODUCTION COST (%)
NOT AVAILABLE

NOTES :

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11a

  SALES DISTRIBUTION BY PRODUCT

  SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	41,006,772	0.0
LONG DISTANCE SERVICE	0	14,875,503	0.0
INTERCONNECTION	0	15,022,721	0.0
DATA	0	32,705,331	0.0
OTHERS	0	6,676,324	0.0
FOREIGN SALES
NET SETTLEMENT	0	2,434,130	0
LONG DISTANCE SERVICE	0	601,482	0
DATA	0	173,637	0
OTHERS	0	67,465	0
TOTAL		113,563,365

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  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 11b

  SALES DISTRIBUTION BY PRODUCT

  FOREIGN SALES

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	2,434,130
DATA	0	173,637
OTHERS	0	7,407
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	601,482
DATA	0	0
OTHERS	0	60,058
TOTAL		3,276,714

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  Audited Information

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANALYSIS OF PAID CAPITAL STOCK

  Consolidated

  Final printing

  ---

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL
SERIE	NOMINAL	VIGENTE	PORCION	PORCION		LIBRE	(Miles de Pesos)
	($)		FIJA	VARIABLE	MEXICANOS	SUSCRIPCION	FIJO	VARIABLE
A	0.00432		383,477,871	0		383,477,871	1,656	0
AA	0.00432		7,839,596,082	0	7,839,596,082	0	33,848	0
L	0.00432		9,934,926,047	0		9,934,926,047	42,894	0
TOTAL			18,158,000,000	0	7,839,596,082	10,318,403,918	78,398	0

  ---

  MEXICAN STOCK EXCHANGE

  Audited Information

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 13

  PROJECT INFORMATION

  (Thousands of Mexican Pesos)

  Consolidated

  Final printing

  ---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 10 Oct-Dec	% of Advance	Amount used 2010	Budget 2010	% of Advance

DATA	1,833,462	47.0	4,354,915	3,901,693	111.6
INTERNAL PLANT	30,182	12.5	475,485	240,681	197.6
NETWORKS	289,864	37.8	917,634	766,756	119.7
TRANSMISSION NETWORK	600,454	31.1	1,599,683	1,932,968	82.8
SYSTEMS	269,651	126.0	309,214	213,979	144.5
OTHERS	936,569	30.9	2,813,860	3,028,845	92.9
TELMEX USA	78,858	68.5	117,216	115,078	101.9

TOTAL INVESTMENT TELMEX MEXICO	4,039,040	39.6	10,588,007	10,200,000	103.8

  ---

  MEXICAN STOCK EXCHANGE

  Audited Information

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  ANNEX 14

  TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

  Consolidated

  Final printing

  ---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at the end of the period. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

  ---

  MEXICAN STOCK EXCHANGE

  Audited Information

  Index

  SIFIC/ICS

  STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

  TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

  COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

  Consolidated

  Final printing

  ---

Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of December 31, 2010, Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”) had cross currency swap agreements in the equivalent of U.S.$3,487 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$1,310 million and loans with maturities from 2011 to 2018 for a total amount of U.S.$ 2,177 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of P.10.7645 Mexican pesos per U.S. dollar and an average interest rate of the 28-day Mexican interbank equilibrium interest rate (“TIIE”) less a specified margin, as well as to set a fixed rate of 8.57% for the bond maturing in 2015.

At the end of the fourth quarter, the Company had forward contracts for U.S.$40 million at a exchange rate of P.12.9114 Mexican pesos per US dollar.

At December 31, 2010, the Company had interest rate swaps in Mexican pesos for P.16,649 million to hedge the floating rate risk in local currency, fixing it at an average of 8.48%.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II .. Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which establish the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

(a) instruments for purchasing US dollars at a specified future time (forwards);

(b) instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

(c) instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Subdirector of Budget and Financial Evaluation or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During 2010 and 2009, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At December 31, 2010, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 96.1%

Also, P.11,649 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 95.6%, while the remaining P.5,000 million were considered ineffective.

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

During 2010, the change in the fair value of the cross currency swaps that offset the exchange gain of the foreign-currency denominated debt was a net charge of P.2,108 million (net charge of P.5,682 million in 2009).

For the year ended December 31, 2010, the Company recognized a net charge of P.97 million (charge of P.521 millionin 2009) as part of the net exchange gain, due to changes in the fair value of short term foreign currency forwards.

Additionally, in 2010 the Company recognized in interest expense a net expense for interest rate swaps of P.1,688 million (net expense of P.1,942 million in 2009).

In 2010, the ineffective portion of the cash flow hedges was a net expense of P.507 million (net expense of P.115 million in 2009), recognized in interest expense.

During the fourth quarter, no margin calls had been required. To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

Derivative instruments summary at December 31 and September 30, 2010
Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges
(Principal and interests)
Cross Currency Swap	Hedging	US Dollar 3,241,518	US Dollar 3,586,518	TIIE 4.8750 EXCHANGE RATE 12.3571	TIIE 4.8733 EXCHANGE RATE 12.5011	MXN 5,883,596	MXN 8,211,129	(1)

Forwards	Hedging	US Dollar 40,000	US Dollar 50,000	EXCHANGE RATE 12.3571	EXCHANGE RATE 12.5011	(20,695)	(12,742)	(2)
Total		3,281,518	3,636,518			5,862,901	8,198,387

Cross Currency Swap	Hedging	YEN 19,891,200	YEN 19,891,200	TIIE 4.8750 EXCHANGE RATE 0.1526	TIIE 4.8733 EXCHANGE RATE 0.15	1,073,422	1,029,815	(3)

Exchange Rate Hedges
(Interests only)
Cross Currency Coupon Swap	Hedging	US Dólar -	US Dólar 50,000	TIIE 4.8750 EXCHANGE RATE 12.3571	TIIE 4.8733 EXCHANGE RATE 12.5011	MXN -	MXN 170	(4)

Exchange Rate Hedges
(Interests only)
Interest Rate Swap Total	Hedging	MXN 16,649,250	MXN 16,649,250	TIIE 4.8750	TIIE 4.8733	MXN (1,540,599) 5,395,724	MXN (2,110,919) 7,117,453	(5)

(*) Of our hedge agreements, 64% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit  that we have in the amount of U.S.$425 million.

(1) These swaps hedge the debt position in U.S. dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 3 years.

(2) This forward position mainly hedge debt service flows in U.S. dollars, with maturity in 2011.

(3) These swaps hedge debt position in Yens with the obligation of paying P.2,000 million in Mexican pesos (equivalent to U.S.$246 million) at a floating rate and with maturity in February 2014.

(4) These swaps hedged the interest payment of debt in US dollar which became due on November 2010, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin.

  These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.48% and with an average life of 6 years.

III. Sensitivity Analysis

The sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the underlying asset (interest rate) of 100 basis points, would result in a charge in the Company’s income statements of P.373 million.

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

				At December 31, 2010		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	- 30bps	- 50bps	- 100 bps
Cross curency swap (1)	Hedging	U.S.Dollar	3,241	4.875% T.C.12.3571	5,884	-	-	-
Cross curency swap (1)	Hedging	YEN	19,981	4.875% T.C.0.1526	1,073	-	-	-
Forw ards (1)	Hedging	.S.Dollar	40	12.3571	-21
Interest rate swap (1)	Hedging	Peso	11,649	4.875%	(1,114)	-	-	-
Interest rate swap (2)	Hedging	Peso	5,000	4.875%	-426	(112)	(187)	(373)
Total					5,396	(112)	(187)	(373)

(1) Hedges deemed as highly effective (a sensitivity analysis is not applicable).

(2) Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Audited Information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS	LIC.	PATRICK	SLIM	DOMIT
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	C.P.	OSCAR	VON HAUSKE	SOLIS
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2010 (AUDITED INFORMATION).